Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Extendicare Inc.
We hereby consent to (i) the incorporation by reference in Form 40-F of our auditors’ report dated February 22, 2006 with respect to the consolidated balance sheets of Extendicare Inc. as at December 31, 2005 and 2004, and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 which report appears in the 2005 Annual Report to Shareholders of Extendicare Inc; and (ii) the inclusion of Comments by Shareholders’ Auditors for U.S. Readers on Canada — U.S. Reporting Differences dated February 22, 2006 which is included in Form 40-F.
We also consent to the incorporation by reference to such report dated February 22, 2006 in the Registration Statements on Form S-8 (Nos. 333-5504) of Extendicare Inc.

/s/ KPMG llp
Chartered Accountants
Toronto, Canada
March 28, 2006